Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement on Form S-8 of Siemens Aktiengesellschaft of our reports dated June 25, 2009, relating to the individual statements of net assets available for benefits of the Siemens Savings Plan and Siemens Savings Plan for Union Employees as of December 31, 2008, the related individual statements of changes in net assets available for benefits for the year ended December 31, 2008, and the related individual supplemental Schedules H, Line 4i — schedule of assets (held at end of year) as of December 31, 2008, which reports appear in the respective December 31, 2008 annual report on Form 11-K of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees and to the reference to our firm as experts under the heading ‘Incorporation of Documents by Reference’ in such Form S-8.
/s/ J.H. Cohn LLP
Roseland, New Jersey
December 3, 2009